August 16, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	NusaTrip Incorporated (the “Company”)
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted July 17, 2024 CIK No. 0002006468

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 29, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Relationship With and Separation From Society Pass, page 5

1.	We note your revised disclosure in response to comment 5 that the Company and Society Pass are not parties to any support agreement, tax sharing arrangement, registration rights agreement or other written agreement. Please disclose the separation and reorganization transactions that you have undertaken or will enter into with Society Pass in order to transfer the assets and liabilities of its online travel agency business to you.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 6 of the Amendment.

Corporate Information, page 8

2.	We note you indicated in your response letter dated March 29, 2024 that you will amend the charts on pages 8 and 39 of the amendment in your next filing. However, the charts on pages 8 and 39 only reflect future shareholdings of Society Pass Incorporated ("SOPA") after the offering. Please amend to show SOPA's shareholdings before the offering. We reissue our prior comment.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 7 and 38 of the Amendment.

Risk Factors

Conversion of the Convertible Notes, exercise of warrants, and issuance of incentive stock grants shall have a dilutive effect..., page 34

3.	Please revise to disclose here the discount at which your convertible shares will convert into your common stock.

Response: In response to the Staff’s comment, the Company will add the relevant disclosure on page 34 of the Amendment. However, the Company respectfully submits that it will only know the discount prior to the effectiveness of the Form S-1.

Management, page 76

4.	Please revise the biographical sketch to clarify when SOPA hired Tjin Patrick Soetanto as the Indonesian General Manager. Also, revise the sketch to clarify when Albert Nicolas became Chief Operating Officer. Lastly, revise the sketch for Heather Maynard to identify the name of the French real estate investment company she serves as CEO, and clarify how much of her professional time she devotes to the registrant's business.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 76 to 78 of the Amendment.

5.	Please disclose when Nicole Washko, Michael Freed and Richard Hou became directors of your company or if they are director nominees and will become directors upon consummation of this offering.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 76 and 78 of the Amendment.

Executive Compensation, page 80

6.	Please disclose all compensation awarded to or earned by those individuals serving as your executive officers and directors for your most recent fiscal year end. See Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 81 of the Amendment.

Advances From/ To Related Parties, page 83

7.	We note your response to prior comment 9. Please provide corrected tabular headings to reflect the intended periods covered.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 83 of the Amendment.

Financial Statements

Note 3 Summary of Significant Financial Policies

Segment Reporting, page F-9

8.	We note your response to comment 11. Please provide the required disclosures related to your identified reportable segments in the notes to your financial statements. Refer to ASC 280-10-50-20 to 31. We reissue our prior comment in part.

Response: In response to the Staff’s comment, the Company has added the revised disclosure on page F-9 of the Amendment.

Revenue Recognition, page F-11

9.	We note your response to comment 16. You state that your Vietnam subsidiary reservescertain air tickets "in lower price for peak period and sales to scattered customers based on their order at a higher price to earn the margin." Please update your revenue recognition policy for these types of transactions and clarify how the advance purchase of these air tickets and recognition in inventory supports your accounting for these transactions on a net basis. We reissue our prior comment in part.

Response: In response to the Staff’s comment, the Company has added the revised disclosure on page F-11 of the Amendment.

10.	We note your response to comment 14, indicating that online advertising revenue is recognized “over time”. However, your response is in conflict with your statements on pages 49 and F-11. "... Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements..." This statement implies that online advertising revenue can also be recognized "at a point in time" upon relevant performance obligations are being fulfilled. Please reconcile these statements and revise your disclosure, as necessary.

Response: In response to the Staff’s comment, the Company has added the revised disclosure on page F-11 of the Amendment.

Recently Issued Accounting Pronouncements, page F-17

11.	We note you have updated your disclosures to reflect newly issued accounting pronouncements not yet adopted by your Company. Please also provide adoption of new accounting pronouncements during the periods presented. We reissue our prior comment in part.

Response: In response to the Staff’s comment, the Company has added the revised disclosure on page F-17 of the Amendment.

Note 9 Shareholders Equity, page F-20

12.	We note your response to comment 17. You indicated that as you have not issued any Super Voting Preferred Stock yet, there is no impact in the financial statement and capitalization table as at December 31, 2023. However, we note you disclose on pages 6 and 84 that you designated 50,000 shares of your preferred stock as Series X Super Voting Preferred Stock on May 22, 2023. Please update your disclosure in Note 9 to reflect such designation.

Response: In response to the Staff’s comment, the Company has added the revised disclosure on page F-21 of the Amendment.

General

13.	We note disclosure on your cover page that the selling stockholders may offer securities registered hereunder directly or through agents or to or through underwriters or dealers, and on page Alt-5 under "Plan of Distribution" that selling stockholders may use any method permitted pursuant to applicable law when selling shares of your common stock. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company confirms its understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick

cc: Mr. Tjin Patrick Soetanto